Infosys®

Performance for the Second Quarter ended September 30, 2008

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and on Form 6-K for the quarter ended June 30, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Outlook
- Summary

Financial Performance

Highlights

- Income was Rs. 5,418 crore for the quarter ended September 30, 2008; YoY growth was 32%
- Net profit after tax was Rs. 1,432 crore for the quarter ended September 30, 2008; YoY growth was 30.2%
- Earnings per share increased to Rs. 25.02 from Rs. 19.26 in the corresponding quarter in the previous year; YoY growth was 30%
- Interim dividend of Rs. 10 per share (200% on par value of Rs. 5 per share) compared to Rs. 6 (120% on par value of Rs. 5 per share) for the corresponding period in the previous year
- 40 new clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 10,117 employees (net 5,927) for the quarter by Infosys and its subsidiaries
- 1,00,306 employees as on September 30, 2008 for Infosys and its subsidiaries

Financial Performance

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	September 30,		Growth (%)	June 30, 2008	Growth % in Q2 FY 09 over Q1 FY 09
	2008	2007			
Income from software services, products and business process management	5,418	4,106	32.0	4,854	11.6
Software development and business process management expenses	2,891	2,231	29.6	2,754	5.0
GROSS PROFIT	2,527	1,875	34.8	2,100	20.3
Selling and marketing expenses	303	283	7.1	257	17.9
General and administration expenses	430	308	39.6	364	18.1
	733	591	24.0	621	18.0
OPERATING PROFIT BEFORE DEPRECIATION	1,794	1,284	39.7	1,479	21.3
Depreciation	177	144	22.9	169	4.7
OPERATING PROFIT BEFORE TAX AND INTEREST	1,617	1,140	41.8	1,310	23.4
Other income, net	66	154	(57.1)	117	(43.6)
NET PROFIT BEFORE TAX	1,683	1,294	30.1	1,427	17.9
Provision for taxation	251	194	29.4	125	100.8
NET PROFIT AFTER TAX	1,432	1,100	30.2	1,302	10.0
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	25.02	19.26	29.9	22.75	10.0
Diluted	24.97	19.19	30.1	22.70	10.0

Infosys

Operational Performance

Region wise Revenue

%

	Quarter ended			LTM	
	Sep 30, 2008	June 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30,2007
North America	61.5	62.6	62.6	61.8	62.7
Europe	28.1	27.3	27.4	28.3	26.9
India	1.3	1.3	1.0	1.3	1.5
Rest of the world	9.1	8.8	9.0	8.6	8.9
Total	100.0	100.0	100.0	100.0	100.0

Utilization Rates


100.0%
69.4%
70.3%
73.7%
77.8%
0.0%

	Including training	Excluding training
Q2 2009	69.4%	73.7%
Q2 2008	70.3%	77.8%

■ Q2 2009 ■ Q2 2008

Revenues by Project type

%

	Quarter ended			LTM	
	Sep 30, 2008	June 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30,2007
Fixed Price	34.1	32.8	29.8	33.3	27.8
Time & Materials	65.9	67.2	70.2	66.7	72.2
Total	100.0	100.0	100.0	100.0	100.0

Onsite-Offshore Revenue split

%

	Quarter ended			LTM	
	Sep 30, 2008	June 30, 2008	Sep 30, 2007	Sep 30, 2008	Sep 30,2007
Revenue					
Onsite	47.3	47.5	48.8	47.5	53.9
Offshore	52.7	52.5	51.2	52.5	46.1

Customer Concentration

	Quarter ended			Year ended	
	Sep 30, 2008	Jun 30, 2008	Sep 30, 2007	Mar 31, 2008	Mar 31, 2007
Number of Clients					
Active	586	567	520	538	500
Added during the period	40	49	48	170	160
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	325	325	295	310	275
5 Million dollar +	151	146	122	141	107
10 Million dollar +	94	91	77	89	71
20 Million dollar +	56	53	44	47	36
30 Million dollar +	34	33	30	32	25
40 Million dollar +	26	25	22	22	16
50 Million dollar +	20	18	16	18	12
60 Million dollar +	16	16	11	13	11
70 Million dollar +	12	12	9	12	9
80 Million dollar +	12	12	9	10	4
90 Million dollar +	8	8	5	6	4
100 Million dollar +	5	6	3	6	3
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1		1	-
Client contribution to revenue					
Top client	7.6%	7.9%	7.9%	9.1%	7.0%
Top 5 clients	18.6%	19.9%	19.5%	20.9%	19.4%
Top 10 clients	28.0%	30.1%	29.9%	31.4%	31.4%

"LTM" - Last Twelve Months

Awards and Recognitions

- **Infosys won the 2008 RBS Supplier Excellence Award for Global Contribution which acclaims operational and delivery excellence as well as effective account management of suppliers operating across multiple geographies. This award recognized Infosys' valued contribution to the ABN AMRO integration.**
- **Sears Holdings Corporation chose us as a Partner in Progress for the second consecutive year.**
- **Forbes magazine listed us among its Asian Fab 50.**

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- During the quarter, 40 clients were added
- Infosys launched ShoppingTrip360, an innovative solution for retailers and consumer packaged goods companies. Infosys' patent-pending technology platform offers real-time visibility into shopper and shelf activity through a network of wireless sensor-based applications.
- Companies across the world continued to entrust Infosys with the responsibility of transforming their businesses, technology, and operations.
- We are developing Business Intelligence strategy and technology architecture for an international auto major.
- We are enabling a leading online digital photo service provider to improve its customer engagement through behavior and conversion analyses, and long-term customer value analytics.

Client Acquisition & Expansion of Services

- Infosys is involved in product development for an agri-engineering company, and is also re-engineering the client's existing products.
- Infosys has been engaged by an auto major to develop a Capacity Management System to facilitate collaboration with its suppliers.
- A manufacturer of diesel engines sought our technology consulting services for its employee on- boarding project.
- A steel major consulted us to redefine part of its IT organization.
- A pharmaceutical major engaged Infosys to maintain applications in its manufacturing and enabling functions globally.
- A chemicals company selected Infosys as its preferred supplier to provide architecture services, application optimization and performance improvement services around its Web Content Management applications.
- An auto major sought our services in process engineering, as well as deployment and maintenance of applications.
- Infosys is helping a financial services company improve its Balance Transfer platform.
- We have been engaged by a leading telecom service provider to assist in reinventing its IT organization.

Banking Products

- Finacle® Universal Banking Solution has continued its strong momentum, adding four customers. Two of them are from Europe, one from the Americas, and one from the Asia Pacific region. In addition, three banks across the globe went live on Finacle® this quarter.

Process innovation

- During the quarter, Infosys applied for an aggregate of 22 patents in the US and India. With this, Infosys has an aggregate of 171 patent applications (pending) in both countries and has been granted two patents by the United States Patent and Trademark Office.

Human Resources

Human Resources

	Q2 2009	Q1 2009
Total employee strength	**100,306**	94,379
Software professionals	**93,624**	87,816
Gross addition	**10,117**	7,182
Net addition	**5,927**	3,192
Laterals	**1,736**	2,013

Capex and Infrastructure

Capex and Infrastructure

- Capital expenditure of Rs. 391 crore was incurred during the quarter
- As on September 30, 2008, the company had 1,85,10,404 sq. ft of space capable of accommodating 85,025 employees and 65,80,351 sq. ft under completion capable of accommodating 19,650 employees

Outlook

Indian GAAP – Consolidated

Quarter ending December 31, 2008*

- Income is expected to be in the range of Rs. 5,519 crore and Rs. 5,730 crore; YoY growth of 29.2% -34.2%
- Earnings per share is expected to be Rs. 26.63; YoY growth of 23.6%**

Fiscal year ending March 31, 2009*

- Income is expected to be in the range of Rs. 21,309 crore and Rs. 21,731 crore; YoY growth of 27.7% – 30.2%
- Earnings per share*** is expected to be Rs. 101.06; YoY growth of 24%

** Conversion 1 US$ = Rs. 46.97*

*** Including tax reversal of Rs. 50 crore for the quarter ended December 31, 2007. Excluding the tax reversal the YOY growth is expected to be 28.9%.*

**** Including tax reversal of Rs. 31 crore in fiscal 2009 and Rs.121 crore in fiscal 2008 respectively. Excluding the tax reversal the earnings per share is expected to be Rs.100.51 for the year ending March 31, 2009; YoY growth of 26.6%*

Summary

Summary

- We reached a milestone of crossing 1,00,000 employees
- Despite adverse market conditions, our pricing remained stable during the last quarter.
- We have revised our US dollar revenue guidance to reflect the current economic situation and the drastic depreciation of major global currencies against the US dollar
- The transformation spends in the communications sector continue to drive demand for our services
- We also see media and entertainment segments getting excited about our Global Delivery Model for their IT and operations outsourcing needs
- We benefited from the depreciation of the rupee against the US dollar during the quarter which was partially offset by the sharp appreciation of the US dollar against all other major currencies
- Our liquidity position continues to be strong with cash and cash equivalents reaching US$ 1.9 billion

Thank You

www.infosys.com